July 3, 2024

Sreeniwas Prabhu
Chief Executive Officer
Angel Oak Mortgage REIT, Inc.
3344 Peachtree Road NE
Suite 1725
Atlanta, GA 30326

       Re: Angel Oak Mortgage REIT, Inc.
           Registration Statement on Form S-3
           Filed June 27, 2024
           File No. 333-280532
Dear Sreeniwas Prabhu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Adam M. Gross, Esq.